EXHIBIT 99.1

B2Gold Releases its Ninth Annual Responsible Mining Report and its Fourth Annual Climate Strategy Report

VANCOUVER, British Columbia, May 28, 2025 (GLOBE NEWSWIRE) -- B2Gold Corp. (TSX: BTO) (NYSE AMERICAN: BTG) (NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce that it has published its ninth annual Responsible Mining Report entitled “Raising the Bar” (the “Report”), which details B2Gold's global economic contributions and its environmental, social, and governance (“ESG”) management practices, together with the Company's performance against key indicators in 2024. Highlights of the Report are presented below, and full details are outlined in the Report, which is available to view or download at the link provided below. All dollar figures are in United States dollars unless otherwise indicated.

B2Gold is also pleased to announce that it has published its 2024 Climate Strategy Update. The Climate Strategy Update presents stakeholders with information on how B2Gold manages its climate-related risks and impacts and is the Company’s fourth annual report in line with the recommendations of the Task Force on Climate-related Financial Disclosures.

To view or download a copy of the Responsible Mining Report and Climate Strategy Update, and all other documents referred to in this press release, please visit www.b2gold.com/sustainability/esg-reporting-portal

In announcing the release of the Report and the Climate Strategy Update, Clive Johnson, President & CEO of B2Gold, states “As I reflect on the achievements and challenges of the past year, I am particularly proud of the dedication of our people, who continue to drive B2Gold forward. We have successfully navigated dynamic capital markets, regulatory changes, and evolving ESG expectations while maintaining our high standards of responsible mining. Together, we strive to continue to create long-term value for all of our stakeholders, while upholding the level of operational excellence, environmental stewardship, and social responsibility that define B2Gold.”

Highlights from the 2024 "Raising the Bar" Responsible Mining Report

Economic Contribution

As a responsible gold miner, B2Gold aims to create and distribute economic value among its stakeholders. B2Gold’s economic performance is measured by the economic value that it generates for others, including payments to governments through taxes and royalties, local hiring and procurement and investment in communities. In 2024, B2Gold:

  Achieved total consolidated gold production of 804,778 ounces (including 19,644 ounces of attributable production from Calibre Mining Corp.);

  Generated $1.9 billion in annual revenue;

  Paid $283 million in employee wages and benefits;

  Invested $12.8 million in its local communities1; and

  Paid $564 million to governments (through taxes and royalties).

B2Gold is committed to maximizing local and national economic benefits from its contracting and purchasing. The Company is conscious of the high priority that host communities and governments place on local procurement. In sourcing the goods and services necessary to run its operations, B2Gold gives preference to local businesses where possible, provided they meet minimum safety, quality, ethical, and cost requirements. In 2024, over $600 million of goods and services were procured from local and host-country businesses. Several 2024 success stories are outlined in the Report.

People

As a reputable corporate citizen, B2Gold generates national employment and opportunities for people to develop their careers, trains employees to acquire new skills, and opens doors to women, under-represented groups and previously disadvantaged people. The Company fosters positive and productive engagement with employees, provides safe workplaces, and believes that investing in people attracts and retains talented individuals and assists in their abilities to provide for themselves, their families and their futures.

At the end of 2024, B2Gold employed 6,4782 people across all operations. The Company continues to maintain high local employment rates by targeting recruitment efforts at regional and national levels. Across all operations, 97% of the total workforce, and 58% of Senior Management3 were comprised of national4 employees.

B2Gold values a diverse workforce. In recent years, the Company has made significant strides in advancing its Equity, Diversity and Inclusion initiatives. In 2021, the adoption of a Diversity Policy by the Company’s Board established a target of 30% female representation on the Board and in management-level positions, underscoring its commitment to promoting and achieving gender diversity at all levels of the organization. B2Gold is pleased to report that as of the end of 2024, 40% of Company directors identify as gender diverse.

Health and Safety

As a result of B2Gold’s focus on injury prevention, the Company is once again pleased to report that for the ninth consecutive year, it has maintained a zero-fatality workplace. Additionally, B2Gold’s injury rates remain amongst the lowest in the mining industry, with a Lost Time Injury Frequency Rate of 0.055 in 2024. These achievements underscore the Company’s position as a leader in safety performance within the industry.

Communities

B2Gold maintains its social licence to operate by building trust-based relationships, actively engaging with stakeholders, and implementing community investment activities based on local ownership and development priorities. Highlights of the 2024 community investment programs include:

  At the Fekola Complex, the 70-hectare Goungoubato Agricultural Project is supporting over 250 households affected by resettlement, directly addressing food insecurity whilst fostering small- and medium-sized enterprise growth through newly formed farmers’ associations. Additionally, B2Gold continued its partnership with Global Affairs Canada and its support of the FEMA Project, which aims to improve conditions for women and children living in artisanal mining communities within the Fekola Mine’s area of influence. The FEMA Project was initiated in March 2022 and will continue until 2027.

  At the Masbate Gold Project, investment continued to focus on education, access to health services and facilities, and programs that enhance local economic opportunities, including skills training and small enterprise support. The Training for Employment Program reached its fifth year of partnership in 2024 and remains a powerful driver of economic mobility by equipping individuals with the skills and training needed to build sustainable livelihoods. Over the lifetime of the project, 1,521 individuals have received training and over 600 participants have secured employment.

  At the Otjikoto Mine, B2Gold Namibia achieved significant milestones that reflect the Company’s commitment to meeting critical needs, supporting long-term development, and fostering resilience beyond the life of the mine. Notable achievements include the completion of the Ombili Clinic, which will improve access to healthcare in the region, and the Otavi Water Project, which enhances water security through the construction of a tower and water distribution system.

  At the Back River Gold District, B2Gold Nunavut continues to strengthen its close relationships with the Kitikmeot Inuit Association and communities across Canada’s Arctic. The Company is investing in collaborative projects throughout the Kitikmeot region that promote community wellness, support youth through sports, recreation, and education, and advance initiatives focused on women and Elders. A standout initiative is the Inuit Workplace Experience Program, delivered in partnership with the Redfish Arts Society, which provides Kitikmeot Inuit youth with hands-on training in welding and fabrication—equipping them with valuable skills for employment in Nunavut’s growing mineral development sector. B2Gold Nunavut remains committed to working alongside the Kitikmeot Inuit Association to advance further initiatives that ensure the benefits of the Back River Gold District reach the communities of Cambridge Bay, Kugluktuk, Gjoa Haven, Taloyoak, and Kugaaruk.

Environment

B2Gold’s remains firmly committed to reducing greenhouse gas (“GHG”) emissions, with a target to reduce Scope 1 and 2 emissions by 30% by 2030 against a 2021 baseline. The completion of the Fekola solar plant expansion in early 2025 underscores this commitment by advancing the decarbonization of operations through innovative and sustainable energy solutions. The expanded Fekola facility is expected to supply approximately 30% of the site’s electricity demand and reduce annual emissions by an estimated 63,000 tonnes of carbon dioxide equivalent (CO2e).

Approach to Reporting

B2Gold is committed to the transparency of its sustainability risks, management and performance. The Report is aligned with the Global Reporting Initiative Sustainability Reporting Standards and the Sustainability Accounting Standards Board Mining and Metals Sustainability Accounting Standard. The Company firmly believes that the mining industry has an opportunity to contribute positively to the United Nations Sustainable Development Goals and it has reported its contribution in this regard since 2018.

Highlights from the 2024 Climate Strategy Update

2024 Highlights

  B2Gold is committed to a GHG emissions reduction target of a 30% reduction in Scope 1 and 2 emissions by 2030 against a 2021 baseline.

  The Company continued evaluation of financial impacts of key climate risks identified at sites during previous climate scenario analysis workshops.

  The total Scope 1 and 2 GHG emissions (for the Fekola, Masbate and Otjikoto operations) remained relatively stable in 2024, with a slight decrease to an estimated 699 thousand tonnes CO2e compared to 701 thousand tonnes in 2023. The Company’s consolidated GHG emissions intensity was 0.89 tonnes CO2e per gold ounce produced in 2024 (compared with 0.71 in 2023), a modest increase driven in part by a reduction in total gold production.

  The proportion of electricity consumed at B2Gold operations from renewable sources was 21.7% in 2024. At Otjikoto, the proportion of electricity consumed from renewable sources was over 70%.

Looking Forward – 2025 and Beyond

In 2025, B2Gold looks forward to strengthening its global partnerships and deepening its commitment to the diverse communities in which it operates. The Company will continue investing in initiatives that expand vocational training and promote job creation, improve access to education, and enhance healthcare services. B2Gold believes that by building local capacity and fostering strong alignment among governments, communities, stakeholders, and the Company, it can help create resilient, healthy, and prosperous communities throughout the mining lifecycle.

As part of its climate strategy, B2Gold will continue to advance renewable energy initiatives across its operations, supporting its target to reduce Scope 1 and 2 GHG emissions by 30% by 2030 against a 2021 baseline. At the Masbate Gold Project, an 8.2-megawatt (“MW”) solar plant is scheduled for installation in 2025, which will further reduce emissions and heavy fuel oil (“HFO”) consumption. In Nunavut, following regulatory approvals received in 2024, B2Gold is finalizing project plans and environmental commitments for the proposed Back River Energy Centre—a renewable energy facility that could include up to thirteen wind turbines, solar panels, and battery storage, with the potential to deliver more than 55 MW of clean energy. This facility is expected to significantly reduce reliance on HFO, as well as the number of fuel barges and fuel truck trips along the winter ice road.

Beyond increasing the share of renewable energy in its operations, B2Gold is actively assessing a range of additional carbon reduction opportunities, including energy efficiency improvements, the use of alternative fuels, and optimization of materials movement. The Company remains committed to innovation by working closely with industry-leading partners and staying prepared to adopt emerging technologies that align with its decarbonization goals.

About B2Gold

B2Gold is a responsible international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Mali, Namibia and the Philippines, the Goose Project under construction in northern Canada and numerous development and exploration projects in various countries including Mali, Colombia and Finland.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

1 Includes the Community Relations department’s operational costs, Gramalote CSR, Masbate’s SDMP, Otjikoto’s Nature Reserve and Agricultural Project expenditures, and Head Office donations.
2 Employee total includes our three operating mines and project/construction employees. The reported numbers include full-time and part-time permanent employees as well as temporary employees.
3 “Senior Management” refers to regional executives and regional heads of department.
4 As of January 1, 2024, “National” is defined as those with citizenship in the country of operation. This change was made to align with the Malian local content definition. Prior to 2024, National status was defined as those individuals not on expatriate contracts and included those who had the legal right to work and reside in country without citizenship. As per the Namibian Affirmative Action (Employment) Act, “Local” is defined as “Namibian”, which excludes expatriates, permanent residents and those who have domicile.
5 Frequency Rate is based on 200,000 hours.

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Michael McDonald
VP, Investor Relations & Corporate Development
+1 604-681-8371
investor@b2gold.com

Cherry DeGeer
Director, Corporate Communications
+1 604-681-8371
investor@b2gold.com

Source: B2Gold Corp.